OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PoundWishes Inc.

909 Electric Avenue
Suite 209
Seal Beach, CA 90740

poundwishes.com

5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum of 53,500* Shares offered ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum of 5,000 Shares offered ($10,000)

Company	PoundWishes Inc.
Corporate Address	909 Electric Avenue #209 Seal Beach, CA 90740
Description of Business	poundWISHES is a b2b platform that enables and educates animal-focused organizations to create registry and fundraising campaigns, while allowing consumers & donors to purchase and give in a modern, transparent way. We are the ZOLA for animals.
Type of Security Offered	Common Stock Offering
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

PoundWishes Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business.

PoundWISHES Inc. (the "Company") is a business-to-business platform that educates animal-focused organizations and enables them to create registry and fundraising campaigns, while allowing consumers and donors to purchase and give in a modern, transparent way.

The Company earns a fee on all donations made to the care of an animal featured by shelters and rescues through its website. The Company’s crowdfunding platform reaches consumers in a highly focused manner unlike other more generalized crowdfunding platforms, with an easy to understand interface with an emotional appeal that drives donations and, in turn, Company revenues.

Traditionally, shelters and rescues operate locally without much, if any, collective organization. In addition, the vast majority of shelters and rescues do not optimize online marketing or other electronic tools. The result is that donors seeking to contribute money to pets in need cannot easily do so. The Company aims to fill the void in donor demand in the pet shelter and rescue arena. The Company’s SaaS (software as a service) platform gives shelters and rescues the necessary tools to more effectively raise money. The Company’s fully-hosted solution means that there is no technology learning curve for shelters or rescues wishing to seek donations through the website or for donors who wish to contribute.

Sales.

PoundWishes aims to be the hub for animal fundraising (whether it is a dog who needs an operation or an animal-focused startup that needs to build their product) and animal health and wellness. In order to achieve this goal, the Company expects to expand its brand to convey modernity, innovation, and health.

There are three paths to customer acquisition within the PoundWishes model:

- Shelter and Rescue acquisition.
- Brand Partner conversion marketing and donor acquisitions.
- Donor Acquisition and Wish Pack Subscribers (monthly recurring donors).

The Company aims to improve and expand on the user experience for both our non-profits and consumers/donors. For non-profits, PoundWishes aims to create more marketing tools that will allow them to more easily create compelling, story-driven campaigns that drive giving. For animal lovers, we aim to expand the experience to include adding their name(s) to a wait list to adopt animals within campaigns. Donors will also be allowed to sponsor an animal throughout its time in the shelter, and very possibly through the animal's lifespan. Donors will also be allowed to save a shelter animal from being euthanized through sponsorship.

PoundWishes' revenue stream currently comes from a 10% fee from every donation. In the near future, the Company will take in an additional donation offered to donors through a "tip jar," which we predict will yield anywhere from 7-20%. Secondary streams of income result from ad placements, as well as product partnerships and cross-promotional activity. The Company plans to release an opportunity for non-profits to subscribe to our platform, which enables them to bypass the 10% fee, but will allow for a steady income stream of $50-$200/mo. With a subscription, non-profits gain access to further marketing tools and resources from PoundWishes.

In the long term, we aim to integrate animal wellness products into campaigns. For example, if a donor donates over a certain amount, campaign creators can elect to award donors with products from our partnering retailers and distributors. PoundWishes would make a percentage from every product awarded.

Clients and Customers.

The Company offers services and tools to animal focused non-profits and animal shelters to target consumers/donors.

The Company has succeeded in creating a basic foundation where campaigns are created and donors give. The Company a Donor List of over 140,000; an active donor community of over 15,000; and over 1,000 rescues and shelters on-board. The Company intends to partner with a number of pet brands and retailers to acquire customers via co-marketing to their aggregated database of donors and pet adopters acquired through the development of this active and engaged PoundWishes community.

As the Company grows its registry feature, it will expand to individuals with financial constraints and then to animal lovers/adopters who wish to create registries as a celebratory life event.

Liabilities and Litigation.

The Company is not a party to any material legal proceedings.

Competition.

To date, there is no company that has combined both crowdfunding and registries within the animal space. Raising the appropriate capital would give us first mover's advantage.

The Company is in the cross-section of pet product retailers (e.g. Petco, PetSmart), crowdfunding (e.g. GoFundMe, YouCaring), and animal welfare giving (e.g. ASPCA, HSUS).

First, our competitive advantage over pet retailers is our ability to garner better margins. On our registry feature, we see margins of
over 40% (versus 15-25%) because of the nature of our brand, story, and registry service. We are a for-good, for-profit, which is
a framing that animal lovers appreciate. Our challenge is that we lack the marketing dollars to help us grow at the rate we'd like.
Despite this challenge, we have seen impressive growth in the last few months.

Second, in a short conversation with our users, you will find that they prefer our service over other crowdfunding sites. We are specific to animal welfare and have an in-house team that helps them optimize campaigns, making them better marketers and fundraisers. Also, our expertise in the space and acquired community allows poundWISHES to market on behalf of our clients – marketing dollars that they cannot access from other crowdfunding sites.

Third, when it comes to animal welfare nonprofits, there is a clear distinction. HSUS give less than 1% to local rescues and shelters,
which is a large reason for our existence. They are heavy and bureaucratic, disabling them from being able to run efficiently to better serve the 15,000 rescues that exist in the US.

Most of the Company's competitors cannot move fast enough to disrupt the space themselves (and the ones who can aren't in the registry space). PetCo and PetSmart are trying to modernize through acquisition, but they do not have an aggregated rescue/shelter client base, which we've worked extremely hard to garner.

The team

Officers and directors

Natalise Kalea	Chief Operating Officer
Anand Shah	Chief Technology Officer
John J. Hussey	Chairman & Chief Executive Officer
Thomas Motter	Board Member
Janice Hamlin	Board Member

Natalise Kalea
Background // Ops, Marketing, Design Degree // MBA, Stanford Chief Operating Officer at poundWISHES from April 2017-Present Past Experience // Neon Music,

Director of Brand & Product 2016-2017 Social Tangerine, Marketing Director 2009-2016 Luxepics Films, Partner 2011-2014 Stars823 Records, Founder 2005-Present Throws sushi parties for her dog Bambi

Anand Shah
Background // Technology Degree // MS in CS, Rutgers Chief Technology Officer at poundWISHES from October 2017-Present Past Experience // Ignite Solutions, Founder 2009-Present Enfold, CTO 2015-Present Showmate.TV, Founder 2014-2015 Logical Design Solutions, CTO & VP 2001-2008 Inspired to adopt a Golden Retriever soon

John J. Hussey
CEO & Co-Founder, PoundWishes Inc. 2014-Present Dir. National Account Sales, FPRS 2001-Present NFL Referee (16 years) 2002-Present (Worked Super Bowl XLV in 2011)

Thomas Motter
poundWISHES Board Member January 2016-Present Vice President, District Relationships at Peachjar February 2018-Present Director of Sales, Next Lesson August 2015-January 2018

Janice Hamlin
poundWISHES Board Member June 2016-Present CEO, Marketing Immersion 2015-Present Tech Coast Angels, Executive 2016-Present Arch Angels, Member August 2015-Present

Number of Employees: 9

Related party transactions

The Company has borrowed money from John Hussey, Co-Founder CEO and a director, from time to time since its formation. The Company executed an Amended and Restated Convertible Promissory Note in favor of Mr. Hussey on January 30, 2016, and thereafter Mr. Hussey converted the outstanding principal and unpaid interest into 823,775 shares of Preferred Stock at the conversion price of $0.20 per share. The Company executed a Promissory Note in favor of Mr. Hussey on February 28, 2017, and thereafter Mr. Hussey converted the outstanding principal into 50,000 shares of Preferred Stock at the conversion price of $2.00 per share. There is currently an outstanding Promissory Note in favor of Mr. Hussey dated October 1, 2016, pursuant to which John is owed the principal amount of $75,000, which accrues interest at the rate of 12% per annum. In connection with his prior loans to the Company, John Hussey has been issued Preferred Stock Purchase Warrants pursuant to which he is entitled to purchase the aggregate of 150,000 shares of Preferred Stock at the exercise price of $2.00 per share. Thomas Motter, a current director of the Company, invested in a convertible note offering conducted by the Company in 2015, in which the Company raised the aggregate principal amount of $350,000. In January 2016 Mr. Motter converted his outstanding convertible promissory note in the principal amount of $100,000 into 194,633 shares of Preferred Stock at the conversion price of $0.55489 per share. All other noteholders that participated in the offering converted on the same terms. Janice Hamlin, a current director of the Company, invested $25,000 in a convertible note offering conducted by the Company in 2017, in which the Company raised the aggregate principal amount of $345,000. Ms. Hamlin's note would covert in compliance with the provisions contained in the September 2017 Convertible Note round. David Altshuler, invested in a convertible note offering conducted by the Company in 2015, in which the Company raised the aggregate principal amount of $350,000. In January 2016 Mr. Altshuler converted his outstanding convertible promissory note in the principal amount of $100,000 into 194,633 shares of Preferred Stock at the conversion price of $0.55489 per share. All other noteholders that participated in the offering converted on the same terms. Mr. Altshuler also has an outstanding $50,000 bridge note loaned to the Company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Failure to Raise Maximum Offering.** There is no guarantee that the Company will raise more than the minimum gross proceeds of $10,000. The Company's ability to implement its plans for revenue growth would be severely impaired by failure to raise the maximum, or near the maximum, offering amount.
- **Lack of Public Market; You Cannot Easily Resell the Securities.** No public market exists for any securities of the Company, and none is expected to develop as a result of this Offering. The sale of the Shares offered by this Offering is not being registered under the Securities Act of 1933. as amended, or under state securities laws, and the Shares may not be resold or otherwise transferred unless they are subsequently registered or an exemption from applicable registration requirements is available. Consequently, investors may not be able to liquidate their investments.
- **Projected Losses; Unproven Business Plan.** The Company is still early stage and thus has limited operating history as an enterprise focused on online fundraising. No assurances can be given that the Company will be successful in developing a donor base or as to when or if the Company will become profitable. While the Company's key executives have substantial experience with various businesses, the key executives have limited experience in fundraising start-ups. The revenue and income potential of the Company's business strategy is still being tested, and its limited operating history makes an evaluation of its prospects for success uncertain.
- **Development Stage Company.** The Company has been organized to develop and market a donation-based crowdfunding platform. The Company is in the development stage, and its proposed operations are subject to all the risks inherent in early stage business enterprises, including limited operating history and the need for substantial capital. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with early stage businesses, the development of new technology or software, and the competitive

environment in which the Company operates.

- **Evolving Industry.** The Company's business prospects are directly tied to the anticipated future growth of donation-based crowdfunding on the internet and mobile devices. The widespread use of the donation-based crowdfunding online is a relatively recent phenomenon, and its long-term growth potential is uncertain. Because donation-based crowdfunding is new and evolving, it is difficult to predict whether online fundraising will meet expectations. Failure for any reason of online fundraising to expand as expected, or at the rate anticipated, would severely adversely impact the prospects of the Company.
- **Computer Security.** All businesses connected to the internet are subject to incursion by computer hackers, who may seek to introduce viruses or other programming designed to cause the Company's website or portions thereof to fail. Additionally, security is crucial to the Company's donors, and any theft donor data by computer hackers would damage the Company's reputation and adversely affect the Company's ability to obtain additional customers. While the Company will maintain appropriate security programs and protocols and will monitor the network to mitigate the risk of damage from hackers, the risk of such damage cannot be eliminated.
- **Changing Technology.** The online fundraising market is characterized by rapid technological change, evolving industry standards, emerging industry competition and frequent introduction of new service, software and other products. The Company's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in technologies, enhance its current offerings of services and products, and develop and introduce new services and products on a timely basis. The introduction of services and products embodying new technologies and the emergence of new industry standards can render existing services and products, including products and services offered by the Company, obsolete and unmarketable. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new services and products that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these services or products, or that its new services and products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for financial, technological or other reasons, to develop and introduce new services or products in a timely and cost-effective manner or to address compatibility, inoperability or other issues raised by technological changes or new industry standards, the Company's business, financial condition and operating results will be materially and adversely affected.
- **Additional Capital Will Be Required.** The Company expects that it will be required to seek additional financing in the future. There is no assurance that the Company will be able to raise the additional capital that will be required. Furthermore, any equity or debt financings, if available at all, may be on terms which are not favorable to the Company (and therefore its shareholders) and, in the case of a new equity offering by the Company, existing shareholders will be

diluted unless they purchase their proportionate share of the equity offering. If adequate capital is not available on economically viable terms and conditions, the Company's business, operating results and financial condition will be materially and adversely affected.

- **Competition.** The market for online fundraising for charitable causes is highly fragmented with numerous small and medium sized businesses competing for consumers' attention. While the specific market for cause-related fundraising platforms includes fewer companies, some of those companies are already established and have significantly more active users than the Company. Many of these companies have far greater capital, marketing and other resources than does the Company. Furthermore, there can be no assurance that these or other firms will not develop new or enhanced products or services that are more effective than any that may be offered by the Company, and there are no assurances that the Company's partners and/or animal shelters and rescues will work exclusively with the Company.
- **Determination of the Offering Price.** The Offering price of $2.00 per Share was determined by the Company based on analysis of other companies in a similar stage of development as the Company and on analysis of other commonly used valuation methodologies, with consideration given to a number of factors including donor acquisition estimates, business potential, industry growth and the earnings prospects of the Company. Though the Company believes the price reflects a fair valuation of its operations, there are no assurances that the price reflects the true value of the Company.
- **Uncertainty of Projections.** The Company's business plan is based on assumptions as to financial performance. Assumptions regarding future sales, revenues and costs are necessarily speculative in nature and are based on future events which may or may not occur, and which assumptions may or may not prove to be accurate. In addition, the Company's business plan does not and cannot take into account such factors as changes in general economic conditions, unforeseen changes and developments in available technologies and products, the entry into the Company's market of significant additional competitors, natural disasters, the terms and conditions of future financings of the Company, and other risks inherent to the business of the Company. Results of future operations will be materially affected by the amount of capital raised in this Offering. Investors must be prepared for the substantial economic risks involved in the purchase of the Shares, including the total loss of their investment.
- **Substantial Control By Officers And Directors And Their Affiliates.** Following the Offering the Company's officers and directors and their affiliates, or the principal shareholders whom they represent, will beneficially own or control a majority of the outstanding equity securities, assuming the maximum Offering is achieved, and an even greater percentage if less than the maximum Offering is achieved. As a result, the Company's officers, directors and their affiliates will have the ability to significantly influence the election of the Company's Board of Directors and the outcome of corporate actions requiring shareholder approval.
- **Governmental Regulation.** State law generally governs charitable donations, and

most states have adopted charitable solicitation laws designed to protect donors, the general public, and charities themselves from fraud. Generally, these laws require charities and their fundraisers to register with the state, describe their fundraising activities, file financial documents, and pay a fee that covers the administrative expenses of monitoring charities. With respect to the Company's business model, in which the Company shares revenues with shelters and rescues of the donor's choice, the Company understands that this model is still a "gray" area for many states, and the Company has not filed any registrations with any states. Changes in the regulatory environment relating to the Company's business model could have a material adverse effect on the Company's business, financial condition and results of operations. The Company cannot predict the impact, if any, that future laws and regulations or legal or regulatory changes may have on its business.

- **Forward-Looking Statements.** This Memorandum contains certain forward-looking statements within the meaning of Section 27A of the the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to execute its development strategy, potential litigation, changes in costs of equipment, labor, and employee benefits, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Memorandum will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.
- **The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.** The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.
- **The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.** The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition,

the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

- **The Company may not be able to manage its potential growth.** For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.
- **The Company's growth relies on market acceptance.** While the Company believes that there will be significant customer demand for its services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer services that are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.
- **Dependence on Key Personnel.** The Company is dependent to a large degree on the services of John Hussey, CEO. There is no assurance that events may not occur which would make his services unavailable to the Company. The loss of this individual could have an adverse effect on the Company.
- **Other Risks.** The foregoing risk factors do not purport to be a complete explanation of all the risks involved in this Offering. Potential investors should read this entire Memorandum before determining to invest in the Company, should be familiar with the risks of speculative investments in general, and should consult with their own legal, tax and financial advisers with respect to an invest in the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John J. Hussey, 54.0% ownership, Common Stock, Preferred Stock, Common

Stock Options, and Warrants

Classes of securities

- Common Stock: 1,000,000

  The description of the terms of the Common Stock, set forth below, is qualified in its entirety by reference to the Company's Restated Articles of Incorporation.

  Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders. Holders of Common Stock are entitled to cumulate their votes for directors, and hold no conversion or preemptive rights. All outstanding shares of Common Stock are fully paid and non-assessable.

  Dividend Rights. Subject to the rights and preferences of the Preferred Stock, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. The payment of dividends on the Common Stock will be a business decision to be made by the Board of Directors from time based upon the results of the Company's operations and its financial condition and any other factors that the Board of Directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never declared or paid cash dividends since its inception and the Company's Board of Directors does not anticipate declaring any cash dividends in the foreseeable future. The Company's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate paying cash dividends on its Common Stock or Preferred Stock in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions. In the event of liquidation, dissolution or winding up of the Company, subject to the rights of any outstanding Preferred Stock, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities.

  Rights and Preferences. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company's Preferred Stock and any additional classes of preferred stock that the Company may designate in the future.

  Options. The Company has adopted a 2016 Equity Incentive Plan (the "Plan") for the purpose of providing directors, employees and consultants of the Company additional incentives and award opportunities designed to enhance the growth of the Company. The Board of Directors will govern the Plan. The number of shares of Common Stock that may be issued pursuant to equity awards to be granted under the Plan is 1,750,000 (subject to adjustments for stock splits and similar changes to the Company's capital structure). The Company has issued 1,562,500 non-statutory stock option grants for shares of its Common Stock under the Plan, at exercise prices ranging from $0.05 per share to $2.00 per share.

- Preferred Stock: 1,729,989

The description of the terms of the Preferred Stock, set forth below, is qualified in its entirety by reference to the Company's Restated Articles of Incorporation.

Voting Rights. The holders of Preferred Stock will be entitled to vote, on the basis of one vote for each share of Common Stock issuable upon conversion, with the holders of Common Stock as a single class on all matters upon which shareholders have the right to vote. Except as required by law, the Preferred Stock shall vote together with the Common Stock and not as a separate class.

Liquidation Preference. Holders of Preferred Stock will be entitled to receive the original purchase price per share of Preferred Stock (plus declared, but unpaid dividends), and no more, before any distribution or payment is made to holders of Common Stock in the event of the dissolution, liquidation or winding up of the Company; if, in any such event, the assets of the Company are insufficient to permit full payment, the holders of Preferred Stock will be entitled to a ratable distribution of the available assets.

Conversion Rights. The Preferred Stock will be convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Preferred Stock. The conversion rate will be subject to adjustments from time to time in the event of certain stock dividends, stock divisions or combinations of the Common Stock, issuance of convertible securities with a conversion rate less than the then current conversion rate of the Preferred Stock, or sale of Common Stock at a price less than the current conversion rate of the Preferred Stock. In the case of a consolidation or merger of the Company with or into any other corporation, or in case of any sale or transfer of substantially all the assets of the Company, a holder of Preferred Stock will be entitled to receive on conversion the greater of the amount the holder would have received upon a Liquidation Event or the consideration which the holder would have received had he converted immediately prior to the occurrence of the event.

Automatic Conversion. The Preferred Stock will automatically be converted into Common Stock at the then current conversion rate in the event of an underwritten public offering of the Company's Common Stock for which the gross cash proceeds to the Company are at least $15 million or at any time upon the election of the holders of a majority of the outstanding shares of Preferred Stock.

Rights and Preferences. The rights, preferences and privileges of the holders of the Company's Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

- Warrants: 289,064

The Company has issued Preferred Stock Purchase Warrants from time to time to lenders, including affiliates, in connection with loans made to the Company. In addition, the Company has issued a Preferred Stock Purchase Warrant to a prior advisor in connection with consulting services. The number of shares of Preferred Stock that may be issued under outstanding Preferred Stock Purchase Warrants is 289,064 shares of Preferred Stock, at exercise prices ranging from $1.60 to $2.00 per share.

Once exercised, the Warrants would have the voting rights, dividend rights, rights to receive liquidation distributions, and other rights and preferences of Preferred Stock.

- Convertible Notes: 0

Convertible Notes. The Company currently has $345,000 outstanding in Convertible Notes. The Convertible Notes mature on the two year anniversary of the Notes. Each Note has an interest rate of 8% per annum. The valuation cap is $7,000,000.

Conversion. Upon a conversion, the Convertible Notes convert into Preferred Stock of the Company.

In the event that the Company issues and sells shares of its Equity Securities to investors (the "***Investors***") on or before the date of the repayment in full of the Note in an equity financing resulting in gross proceeds to the Company of at least $750,000 (including the conversion of the Notes and other debt) (a "***Qualified Financing***"), then the outstanding principal balance of the Note shall automatically convert in whole without, subject to the terms of the Agreement, any further action by the Holder into such Equity Securities at a conversion price equal to the lower of (i) 80% of the per share price paid by the Investors and (ii) the quotient resulting from dividing $7,000,000 by the aggregate number of shares of the Company's Prefeed Stock and Common Stock outstanding immediately prior to the initial closing of the Qualified Financing (for the avoidance of doubt, excluding the Equity Securities issuable upon conversion of the Notes). The Equity Securities will be issued otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on the Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "***Requisite Holders***"), made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under the Note and each of the other Notes shall be converted into shares of Preferred Stock of the Company at a conversion price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock and Preferred Stock as of the Maturity Date.

Notwithstanding any provision of the Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Note, (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Holder an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under the Note in full satisfaction of the Company's obligations under the Note.

What it means to be a Minority Holder

As a minority holder of the Company's Common Stock, you will have limited ability to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

As a holder of Common Stock, you will have voting rights. However, the class and voting structure of the Company's stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. Increases in number of the Company's shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company records the total amounts received from donors as revenue and the amount delivered to charities, which is currently set at 89%, additionally the newly launched product registry platform is experiencing significant growth MoM and the company is seeing gross margins in the 25% + range.

The Company has over 1,000 + shelters on its platform and over 15,000 + lifetime donors within a community of over 150,000+ targeted donors.

The following analyzes for Pound Wishes, Inc (PW) based on the financial statements data prepared for the period from 01/01/2016 to 12/31/2017.

Overview of the Financial Results

The table below gives information about the main financial results of PW's activities during the period reviewed (12.31.16–12.31.17).

The revenue spiked from USD 463 thousand to USD 964 thousand (i. e. by 108.2%) very fast for the last year in comparison with the same period of the prior financial year. The change in revenue is demonstrated on the chart. The gross profit was equal to USD 127 thousand for the last year. The gross profit swiftly rose (USD +72 thousand) for the last year in comparison with the same period of the prior financial year. Gross profit has been consistent with the 90% donation rate but should increase as other sources of revenue with higher margins are introduced.

Despite a good gross profit, the company posted a loss before interest and taxes (EBIT) to the amount of USD 378 thousand during the year 2017. The final financial result was a net loss for PW of USD 436 thousand for the last year. Marketing and Development have been high to create the web-site platform necessary to support growth. Costs in this area will be significant in the near future to maintain the platform but should decrease as a percent of revenue as costs will be for maintenance and upgrades to the systems to support growth.

Indicator	Value, *thousand USD*		Change		Average annual value, *thousand USD*
	2016	2017	*thousand USD* (col.3 - col.2)	± % (3-2) : 2	
1	2	3	4	5	6
1. Revenues	463	964	+501	+108.2	714
2. Cost of revenue	408	837	+429	+105.1	623
3. *Gross profit* (1-2)	55	127	+72	+130.9	91
4. Other income and expenses from continuing operations, except *interest and debt expense* and *income tax expense*	-388	-505	-117	↓	-447

5. *EBIT* (3+4)	-333	-378	-45	↓	-356
6. Interest and debt expense	57	58	+1	+1.8	58
7. Income tax expense (benefit)	–	–	–	–	–
8. *Income (Loss) from Continuing Operations* (5-6-7)	-390	-436	-46	↓	-413
9. Income (loss) from discontinued operations and extraordinary item	–	–	–	–	–
10. Net income (loss), including portion attributable to noncontrolling interest (8+9)	**-390**	**-436**	**-46**	**↓**	**-413**
11. Comprehensive income (loss), attributable to parent	-390	-436	-46	↓	-413

Profitability Ratios

Profitability ratios	Value in %		Change (col.3 - col.2)
	2016	2017	
1	2	3	4
1. Gross margin.	11.9	13.2	+1.3
2. Return on sales (operating margin).	-71.9	-39.2	+32.7
3. Profit margin.	-84.2	-45.2	+39
Reference: Interest coverage ratio (ICR). Acceptable value: no less than 1.5.	-5.8	-6.5	-0.7

Only the first profitability ratio given in the table has a positive value during the last year, as the company gained a gross profit. The company had a loss before interest and taxes and net loss from operational and financial activities, which became a reason for negative values of the two other profitability ratios.

Financial Milestones

The Company provides the "business tools", namely fundraising, marketing, and a valuable community devoted to animal-focused non-profits. PoundWishes partners with pet brands and retailers to acquire customers via co-marketing who are then added to the PoundWishes data base of donors and pet adopters. The 11 % fee associated with this service enables the business to continue to grow its customers' list as well as the newly launched product registry platform which is establishing gross margins in the 25+ region. This newly launched product will continue to help drive sales growth and improve the overall margin blend as we move towards sustainability.

Poundwishes strongly believes that they will be able to accomplish it in 2018.

Liquidity and Capital Resources

The Company provides a cost-effective, high-volume platform to various animal charities to deliver donations to the charities with minimal cost. The Company currently delivers 90% of contributions to the charities. This low margin requires a high volume of donations which can be acquired through the use of a sophisticated appeal, a complicated website with detailed accountability, and the power of the internet to reach a very large audience. To complete the web-appeal and to reach the volumes necessary, requires infusions of capital and/or debt. The 90% delivery of funds will interest the charities: however, if the percentage cannot be sustained, there is a lot of room for adjustment as most charities pay out a much higher percentage to obtain donations.

Company losses correlate directly with the businesses need for advertising and sales promotion, therefore funds are imperative for stable business. In order to bring more help to animals, it is necessary to keep processing costs low, and could also require additional capital to be raised.

Future additional capital requirements are based on the mix of capital resources which would thus include a priority towards additional rounds of funding, investments and donations, primarily as are typical for charitable businesses. Anticipating a break-even point we still feel there will likely be a need for further funding efforts to keep the profit margin in line.

Indebtedness

Three Bridge Notes totaling $150,000 were outstanding at December 31, 2017. The notes bear interest at the rate of 8% per year. One of the notes for $50,000 will mature on April 30, 2018 and the others will mature on December 31, 2018. Convertible notes payable totaling $250,000 were outstanding at December 31, 2017. These notes bear interest at 8% and the principal and accrued interest are due 24 months after issuance. The investors may convert the notes at any time into Preferred Stock. Conversion may also occur in the event of a Qualified Financing" or the sale of the Company. The Company may prepay principal and interest at any time with notice. See "Related Party Transactions" section for additional information related to Company terms of indebtedness.

Recent offerings of securities

- 2016-03-01, Section 4(a)(2), 500000 Preferred Stock. Use of proceeds: To provide capital to gain supply-side traction and add shelter and rescue clients and to fund traditional business development, advertising and marketing.
- 2017-09-01, Section 4(a)(2), 500000 Convertible Notes. Use of proceeds: To provide continued working capital and to fund the Company's advertising and marketing campaigns to grow demand and for development and optimization of the Company's technology.

Valuation

$9,163,106.00

We have not undertaken any efforts to produce a valuation of the Company by an outside professional firm. The price of the shares merely reflects the opinion of the Company as to what would be fair market value based on various comp models for e-commerce and 2-sided marketplace companies. Additionally, we have researched other companies in the pet sector to help support our valuation. Please find additional qualifiers that helped us derive our current valuation model: Traction – Currently we have over 1,000+ shelters and rescues that have used our platform with over 300+ product registries created since our MVP launch in November. We have over $7M in total supply available on our platform that require funding by our community of over 150,000+ donors. Reputation – The animal welfare community is a close-knit group that requires building trust amongst its members. Over the past 4 years, we have earned that trust by raising in excess of $2M on their behalf. Prototype – Our fundraising platform was launched in March 2014 and we just currently launched our product registry prototype in November 2017. The combination of the two elements melded together will allow the company to expand our revenues and provide a unique fundraising model to the animal welfare community. Additionally, we are in the early stages of developing our adopter registry which will provide additional scale to our platform. Revenues – We have experienced in excess of 2X growth in revenue since our launch in March 2014. In our previous year, we generated just under $1M in revenue and this year we are projecting a 3-5X growth rate for 2018. Supply and Demand – Our platform and go to market strategy are unique in that we are melding together a for profit company that provides support services to help animal welfare NPO's improve their fundraising. The development of our community allows for poundWISHES to acquire known pet consumers that can be re-targeted by various pet brands wanting to access these known pet households. The data aggregation and development of our community provide us with a unique aspect and helps in our overall valuation. Distribution Channel – Currently, we are the only "pure" online e-commerce platform with access to one of the largest distributors in the pet channel, providing us with access to over 70,000 SKUs for our registry product platform. Hotness of Industry – Americans are spending more on their pets than ever before, and expenditures continue to rise. By 2020, the U.S. pet industry is expected to reach $96 billion in sales, according to Packaged Facts, a leading market research firm. Approximately 56% of U.S. households own pets, and the close emotional bonds people share with their furry friends is a major driver of industry growth.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$0	$0
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$00	$00
Marketing	$5,000	$55,000
Working Capital	$4,400	$45,580
Bridge Note Payoff	$00	$00

Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $107,00 (target amount) and up to $1,007,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,007,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

* To fund growth plans including marketing and customer acquisition tactics

* Hire additional development resources to speed up launching additional products to drive revenue, most specifically the pet adoption registry platform

* Add additional financial consultants to help drive sales (registry and donation campaigns)

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.poundwishes.com/investors. The annual reports will be available within 120 days of the end of the company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PoundWishes Inc.

[See attached]

poundWISHES Inc.
Financial
Statements

2016 & 2017

I, John J. Hussey, the CEO and Co-Founder of poundWISHES Inc, hereby certify that the financial statements of poundWISHES Inc. and notes thereto for the periods ending December 31, 2017 (first Fiscal Year End of Review) and December 31, 2016 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending December 31, 2017 the company has not yet filed it federal tax return. For the year ending December 31, 2016, the taxable income of $463, 307.00 and total tax of $0 due to net operating loss.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of February, 2018. (Date of Execution).

____________________ (Signature)

Co-Founder and CEO (Title)

February 28, 29018 (Date)

PoundWishes Inc.
Balance Sheet

	Dec 31, 17	Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings	74,132	23,444
Accounts Receivable	296	-
Other Current Assets	2	45,700
Total Current Assets	74,429	69,144
Fixed Assets	10,645	10,645
Other Assets	428,435	291,811
TOTAL ASSETS	**513,509**	**371,600**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	65,867	19,499
Other Current Liabilities	400,194	218,754
Total Current Liabilities	466,061	238,253
Total Liabilities	466,061	238,253
Equity	47,448	133,347
TOTAL LIABILITIES & EQUITY	**513,509**	**371,600**
	-	-
	-	-

2/15/19

PoundWishes Inc.
Profit & Loss

	2017	2016
Ordinary Income/Expense		
Income	964,160	463,307
Cost of Goods Sold	837,310	407,613
Gross Profit	126,849	55,694
Expense		
Sales & Marketing	140,204	194,384
Research & Development	146	-
General & Administrative		
Payroll	255,371	77,431
Professional Fees & Consulting	19,478	15,623
Rent & Utilities	24,366	14,822
Travel Expense	32,690	46,818
G & A	31,942	38,958
Corporate Taxes	916	-
Total Expense	505,112	388,035
Net Ordinary Income	(378,262)	(332,341)
Other Income/Expense	57,636	57,561
Net Income	**(435,898)**	**(389,902)**
	-	-

2/15/18

	PoundWishes LLC	PoundWishes, Inc			
	Actual	Actual	Forecast		
	Feb - Dec 14	2015	2016	2017	2018
EQUITY					
Prior to Balance	12,500		(113,330)	168,589	459,852
Paid in Capital	37,500	-	-	-	-
Common Stock	-	50,000	(25,000)	-	-
Preferred Stock	-	1,503	719,258	(175,000)	-
Capital	-	-	-	-	-
Retained Earnings	-	-			
Net Income	(57,534)	(164,833)	(412,339)	466,264	776,286
Ending Balance	**(7,534)**	**(113,330)**	**168,589**	**459,852**	**1,236,138**
	-	-	-	-	0.00

2/15/18

12:07 PM

02/15/18

PoundWishes Inc.
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-435,898.31
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Accounts Receivable	-295.78
13003 · Prepaid - Investment Expenses	45,699.72
140010 · Loan to PW Foundation	-2.06
20000 · Accounts Payable	483.70
20200 · AMEX Corporate Credit Card	45,884.29
21002 · Donations Paid	-896.40
21010 · Recurring Donations Income	8,504.63
21011 · Recurring Donations Paid	-26,362.66
22000 · Bridge Loan Note	-50,000.00
23009 · Convertible Debt - Others	250,000.00
25000 · Sales Tax Payable	194.00
Net cash provided by Operating Activities	-162,688.87
INVESTING ACTIVITIES	
17001 · Mailing List	-250.06
17002 · Trademark	-2,882.00
17003 · Website Development	-133,492.00
Net cash provided by Investing Activities	-136,624.06
FINANCING ACTIVITIES	
30310 · Pre-Seed Round	350,000.00
Net cash provided by Financing Activities	350,000.00
Net cash increase for period	50,687.07
Cash at beginning of period	23,444.46
Cash at end of period	**74,131.53**

2/15/18

12:06 PM

02/15/18

PoundWishes Inc.
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-389,901.54
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Accounts Receivable	10,028.16
13003 · Prepaid - Investment Expenses	-45,341.72
20000 · Accounts Payable	5,023.45
20200 · AMEX Corporate Credit Card	8,527.36
21001 · Donations Collect (90%)	-60,122.72
21002 · Donations Paid	60,933.30
21010 · Recurring Donations Income	24,731.03
21011 · Recurring Donations Paid	-6,873.00
22000 · Bridge Loan Note	200,000.00
23001 · Convertible Debt-J. Hussey	-150,000.00
23009 · Convertible Debt - Others	-300,000.00
Net cash provided by Operating Activities	-642,995.68
INVESTING ACTIVITIES	
15000 · Furniture	-1,670.72
15001 · Computers and Equipment	-6,422.87
17002 · Trademark	-4,376.50
17003 · Website Development	-63,054.82
Net cash provided by Investing Activities	-75,524.91
FINANCING ACTIVITIES	
30001 · Paid in Capital	15,000.00
30201 · Common Stock-Curtis Taylor	-25,000.00
30301 · John J. Hussey	167,761.07
30309 · Friends & Family 2015	378,000.00
30310 · Pre-Seed Round	100,000.00
30312 · Seed Round	-1,503.00
Net cash provided by Financing Activities	634,258.07
Net cash increase for period	-84,262.52
Cash at beginning of period	107,706.98
Cash at end of period	**23,444.46**



2/15/18

POUND WISHES INC
FOR THE TWO YEARS ENDED DECEMBER 31, 2017

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION:**

PoundWishes is a crowdsourcing platform that supports non-profit organizations in the animal welfare and wellness space. Organizations like shelters and rescues create campaigns raising funds for individual animals in need as well as supporting internal projects, facilities, events and content creation. The Company provides the "business tools", namely fundraising, marketing, and a valuable community to animal focused non-profits. PoundWishes partners with pet brands and retailers to acquire customers via co-marketing to the PoundWishe data base of donors and pet adopters.

The Company was organized as a Texas limited liability company in November 2013 and converted into a California C-corporation in February 2015. The Company operates from leased a leased facility in Seal Beach, California30

2. **BRIDGE LOANS**:

Three Bridge Notes totaling $150,000 were outstanding at December 31, 2017. The notes bear interest at the rate of 8% per year. One of the notes for $50,000 will mature on April 30, 2018 and the others will mature on December 31, 2018.

3. **CONVERTIBLE NOTES PAYABLE:**

Convertible notes payable totaling $250,000 were outstanding at December 31, 2017. These notes bear interest at 8% and the principal and accrued interest is due 24 months after issuance. The investors may convert the notes at any time into Preferred Stock. Conversion may also occur in the event of a Qualified Financing" or the sale of the Company. The Company may prepay principal and interest at any time with notice.

4. **EQUITY**

Common Stock: No par value Common Stock with 7,500,000 shares authorized and 1,000,000 shares issued and outstanding.

Preferred Stock: No par value Preferred Stock with 2,500,000 shares authorized and 1,729,989 shares issued and outstanding. Preferred stock has voting rights and liquidation preferences. Preferred Stock is convertible into Common Stock at any time on a share for share basis. The Preferred Stock shall be automatically converted into Common Stock at the time of a public offering.

Preferred Stock Purchase Warrants: The Company has issued Warrants from time to time to lenders or advisors. The number of Preferred Stock that may be issued under outstanding Warrants is 275,000 shares at an exercise price between $1.60 and $2.00 per share.

5. **INCENTIVE STOCK OPTION PLAN:**

The Company has adopted The 2016 Equity Incentive Plan (the "Plan") for its directors, employees and consultants. The number of shares of Common Stock that may be granted is 1,750,000 of either Incentive or non-statutory shares. The Company has issued 1,467,500 non-statutory option grants for shares of which 597,500 are vested at exercise prices ranging from $.05 to $2.00 per share.

6. **REVENUE AND COST:**

The Company records the total amounts received from donors as revenue and the amount delivered to charities, which is currently set at 90%, as cost. The Company has over 600 shelters on its platform and over 7,000 lifetime donors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

poundWISHES is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

poundWISHES

Registry and Fundraising for Animals

Small OPO | Seal Beach, CA | Consumer Internet

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Invest in poundWISHES

This is Our Story



poundWISHES was the dream of McKenzi, a 4-year-old girl who had cancer and was granted a wish from the Make-a-Wish Foundation. But more than anything, McKenzi loved animals, and upon visiting a local shelter, wondered how animals who suffered might also receive a wish come true. Eight years later, she and her dad started poundWISHES.

The Executive Summary

poundWISHES is a b2b platform that **enables and educates animal-focused organizations to create registry and fundraising campaigns**, while allowing **consumers & donors to purchase and give in a modern, transparent way**. We are **"democratizing"** the way people give over $6B+ annually to the animal welfare channel.

As a **mission-driven, for profit business**, we believe that animals often “rescue” us. And it is our obligation to support, even fight, for those who do not have a voice.

We believe the best way for us to make an impact is **by providing the “business” tools,** namely curated products, fundraising services, marketing, and a valuable community to animal focused non-profits so that they can fulfill their potential... and **continue to do good**.

Make a Sad Story Happy



poundWISHES believes that **together we can make sad stories happy**. One way to achieve this goal is by providing the comfort and care necessary in the form of products -- high quality food, vital medication, supplements & vitamins, a comfortable bed, a cozy blanket, etc. These are all items that pets should receive, but often fall to the wayside because of cost and resources.

Make a Difference Today


START FUNDRAISING
Join Our Wishpack
Dogs give to us everyday.
Isn't it time we gave back?
GIVE TODAY

Here's what our registry feature looks like! We now have **over 300+ live registries for animals from rescues across the country**. In order to scale and help every animal who enters a rescue, we need your support.

Join Our Journey

We are the ZOLA for animals.

Since late November, we've grown our registry feature (an e-commerce engine similar to a baby or wedding registry) and have allowed rescues to create wishlists. We've now created **over 300+ registries, and that number is on a strong growth trajectory** week over week.

We see the value in our wishlist registry platform for a few reasons:

- Underfunded rescues simply do not have the resources to provide 100% of what an animal needs. But one might argue that **rescue animals are the ones who need quality items and healthy food *the most*** -- to aid in their recovery. By supporting through a wishlist purchase, the donor is able to fill a real need either by donating funds or purchasing products-making the transaction transparent and impactful at the pet specific level.
- Purchasing products like a cozy blanket or healthy food **allows donors to support rescue animals in a transparent, easy, and fun way**... while also providing comfort and love to the animal while they await adoption.
- Providing products like a 3-month supply of dog food and a 6-month supply of vitamins, for example, **ensures that the animal will have a running start** on a healthy, happy life.
- Owner surrender is a big problem in animal welfare. Often *well-intentioned* people adopt a dog only to find out that they can't afford the training or upkeep required for their dog. By allowing users to purchase items like training, medicine, and special food for an animal, **the likelihood decreases that an animal will get adopted and then surrendered back** to the shelter by her new adopter. By paying it forward, we can build a community that allows more animals to be saved, collectively.

We are a **for-good, for-profit company**. And with our expansion into wishlist registries, we believe that **the more successful we are, the more good we can do**; that is, the more revenue we garner, the more animals we can save.

But in order to grow and scale, we need further capital. As a mission-driven startup who has successfully secured over $1M+ in past funding and strives to be engaged with its own community, **we are now opening the investment pool** to allow you -- someone who loves animals -- to support us *and* own equity. We want you to be involved in the success of our company and to **help us save even more animals than ever before.**

Proceeds of all that we raise here on StartEngine will go towards:

- Growth marketing and building a robust CDP -- really understanding our user-base and, through targeted advertising, finding more animal lovers who want to support animals
- Development and optimization of U/X -- improving our user experience for campaign creators and donors, alike, so that the experience is easy, smooth, and delightful
- Sales and marketing team growth -- helping us add new team members to spread the word about poundWISHES, as well as supporting the rescues who are already on board

If you've ever given thought to investing in a company, consider investing in poundWISHES. **Together, we can save animals through innovation, creativity, and community.**

The Offering

Investment

$2 per share | When you invest you are betting the company's future value will exceed $9.2M

Perks

- $500+ — 250 shares and a poundWISHES swag bag/tote
- $1000+ — 500 shares and a poundWISHES "I Believe in Kindness" t-shirt (+ previous perks)
- $2500+ — 1250 shares (+ previous perks x 2)
- $5000+ — 2,500 shares, 4 (four) passes to our Giving Tuesday event in Los Angeles, November 2018 (+ previous perks)
- $10,000+ —5,000 shares, an invite to our **exclusive poundWISHES Honors Club reception events**, your name listed on the poundWISHES site as a **high honors-level** supporter (+ previous perks)
- $25,000+ — 12,500 shares and your name listed on the poundWISHES site as a **bronze-level** supporter (+ previous perks)
- $50,000+ — 25,000 shares and your name listed on the poundWISHES site as a **silver-level** supporter (+ previous perks)
- $100,000+ — 50,000 shares and your name listed on the poundWISHES site as a **gold-level** supporter (+ previous perks)

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Milestones


Types of fundraising campaigns created on the site include:
URGENT OPERATIONS
VITAL MEDS & VACCINATIONS
PREVENTION OF EUTHANASIA
FACILITIES
LARGE INTERNAL PROJECTS
TRANSPORTS
FILMS/EVENTS


poundwishes is integrating products into a "pet registry," just like a wedding or baby registry, but for pets!
PET CUBE 1 REQUESTED
MONTHLY FOOD 6 REQUESTED
SUPPLEMENT 6 REQUESTED
DOG BOWL 6 REQUESTED
LEASH 1 REQUESTED
TOY SET 1 REQUESTED
DOG BED 1 REQUESTED
DOG LEASH 1 REQUESTED

Abbreviated List of Accomplishments to Date

- Donor List of over **150,000+**; active donor community of over **15,000+**; **1,000+** rescues and shelters on-board
- Expanded crowdfunding platform to include all animal welfare non-profits, **increasing capacity from $1.8M to almost $7M** within nine (9) months
- **Raised over $2M** for animal welfare non-profits in the last 24 mos.
- Built/launched registry MVP late Nov/17; **week over week growth of 60%+**
- Only online company able to land a **direct distribution deal** with Top 3 pet products distributor for product fulfillment
- Increased average mixed margin by **80%+**
- Managed growth marketing efforts to increase return on ad spend by **1,500%**
- **Grew social media presence 500%** in followers and engagement in nine (9) months
- **Rebranded** through design-thinking


2014
2015
2016
2017

LIFETIME REVENUE

From 2016 to 2017, the company nearly doubled its revenue from just over $500,000 to almost $1M, continuing a 2x growth rate from 2015.

In 2018, we aim to focus on strategic initiatives that will help us grow 3-5x.

We Enable Rescues to Create Wishlists and Fundraising Campaigns

Current Active Wishlist (Example)

SUPERFLY SOUL FORCE FUND's Wishlist!

In addition to **donations**, you can contribute to SUPERFLY SOUL FORCE FUND's wellness and recovery by purchasing any item(s) below:


Wee
Wee
Pads
FLOOR ARMOR SYSTEM

Four Paws Wee-...

$14.86 Needs: 5

GIVE



Dog Toys Variety...

$20.78 Needs: 5

GIVE



Comsmart Pupp...

$23.03 Needs: 5

GIVE

+20 more items in the wishlist



VIEW MORE

Current Active Fundraising Campaign (Example)


$1,460.00 raised of $5,000.00
DONATE



"Until one has loved an animal, a part of one's soul remains unawakened."

Anatole France

Success Story Spotlight: Wally


MEET WALLY
Wally was beaten by his previous owner with a metal pry bar, only to be left alone in a pool of blood overnight. Luckily, Wally was rescued by Barbara, the founder of Pound Pullers in Missouri. She rushed him to the vet immediately thinking that the most humane act would be to put him down peacefully. But something amazing happened. She recalls:
When I was less than halfway there, I looked in my mirror and Wally was sitting up in my back seat looking at me. I was in total shock, I couldn't believe my eyes. I can remember looking back at him, giving him my arm to lay his head on. Then I told him, "Ok boy, you want to live. We will help you live."
Knowing that the surgery would cost a lot of money, Barbara started a campaign on poundWISHES. She also started Wally a gift registry for items that would help him recover, like healthy food, a cozy blanket, and a warm bed. On poundWISHES, Wally was able to raise over $3k (122% of his goal), as well as receive gifts that will help him recover to full health and happiness. We're excited and grateful to be a part of Wally's journey.
Wally's Wishlist!
$3,055.00 Raised
DONATE NOW
$2,500.00 Goal

With your support to scale poundWISHES, we can help so many more rescue animals just like Wally. On any given day, we have about 1,000 active campaigns on our site and over 300 registries. We'd like to continue to grow these numbers, and with that growth, how many animals could we help save then?

Our Eco-System and Competitive Advantages


Crowdfunding Sites
e.g. GoFundMe, YouCaring, Indiegogo
poundwishes offers more value to campaign creators in the animal welfare space because of our investment in building our community of supporters.
Large Animal Non-Profits
e.g. ASPCA, HSUS, Best Friends
poundwishes will begin offering products to members integrated into campaigns; pw also offers more transparency in where the money is actually going.
poundwishes
Large Pet Retailers
E.g. Petco, Petsmart, Chewy
poundwishes offers curated products that specifically cater to animals' health and wellness, beyond the status quo. We will specialize in organic and responsibly created items.
OUR ECOSYSTEM

We live in the cross-section of pet product retailers (e.g. Petco, PetSmart, Chewy.com), crowdfunding (e.g. GoFundMe, YouCaring), and animal welfare giving (e.g. ASPCA, HSUS).

First, our competitive advantage over pet retailers is our ability to garner better margins. Because of the nature of **our brand, story, and registry service, along with our efficiency**, we believe we can garner much **better margins** than other retailers. As a for-good, for-profit, we try to operate as **leanly** as possible. And the more successful we are, the more **good we can do**. Our challenge is that we lack the marketing dollars to help us grow at the rate we'd like. Despite this challenge, we have seen impressive growth in the last few months.

Second, in a short conversation with our users, you will find that **they prefer our service over other crowdfunding sites**. We are specific to animal welfare and have an in-house team that helps them optimize campaigns, **making them better marketers and fundraisers**. Also, our expertise in the space and acquired community allows poundWISHES to market on behalf of our clients – marketing dollars that they cannot access from other crowdfunding sites.

Third, when it comes to animal welfare nonprofits, there is a clear distinction. **HSUS gives less than 0.5% to local rescues and shelters**, which is a large reason for our existence. They are heavy and bureaucratic, disabling them from being able to run efficiently to better serve the 15,000 rescues that exist in the US.

Across all of these areas, we believe most of our competitors cannot move fast enough to disrupt the space themselves. The ones who aren't in the registry space, are trying to modernize through acquisition, but they do not have an aggregated rescue/shelter client base, which we've worked extremely hard to build.

To date, we believe there is no company that has combined both crowdfunding and registries within the animal space. Raising the appropriate capital would give us **first mover's advantage**.

Market Opportunity - High Growth, High Impact

Market Analysis

As poundWISHES aims to democratize animal welfare giving and pet product purchases, we see a huge opportunity to make an impact.

The pet products industry is estimated to be $69B+, animal welfare giving is $6B, and crowdfunding for social causes is $5.5B. As we live in the intersection of all three, we believe we can make a real difference as a for-good company.


THE MARKET IS RIPE FOR poundwishes
$34B ($5.5B for social causes)
CROWDFUNDING INDUSTRY
Growing by 26.9% across all verticals
$6B
ANIMAL WELFARE CHARITABLE GIVING
Growing by 10%
$67.35B
PET PRODUCTS & CARE INDUSTRY
Growing by 4%

Our Demographics


GENDER BREAKDOWN
Women 82%
Men 18%
AGE BREAKDOWN
Ages 18-34 23%
Ages 35-54 39%
Ages 55 + 38%
TRAITS
EMPATHETIC
PASSIONATE
GENEROUS
EMOTIONALLY MOVED
IDENITIFYING DESCRIPTORS
Rescue Owner
Dog Owner
Main Household Purchaser
TRAVEL BUFFS
PET LOVERS
SHOPAHOLICS
Cat Owner
VEGANS/VEGETARIANS
home décor enthusiasts
Music Lovers

A deep dive into our user base reveals that our community is supported by people who are:

- Highly empathetic and passionate
- Largely between the ages of 18-65, with the majority of users being 35-55
- More educated than the average
- 77% women / 23% men
- Highly caring of social issues and looking to make an impact
- Decision makers of the household
- Own or have owned an animal

Our Mission and Team



Our mission at poundWISHES is to save as many animals as possible through innovation, creativity, and community.

"Every person who works at poundWISHES comes to work every day to do good -- to make a real difference in animal welfare. We are certainly a diverse group of people, but our unifying thread is that we all love animals and want to make sad stories happy," says COO Natalise Kalea.

"To that end, we're excited to be able to allow our donors to be equity owners in the company and to join us in being a part of the solution -- to save even more animals than ever before."

January 2014

poundWISHES Launches

poundWISHES launches and starts operations in 2014 as a crowdfunding and ad platform in the animal welfare space.

June 2014



Increases Founder Investment to Continue Building

poundWISHES proved that shelters and rescues would use the platform and animal supporters would donate.

February 2015



Raises a Friends and Family Convertible Debt Round

poundWISHES raises a F&F round of $350k to continue the acquisition of rescues and shelters.

January 2016



John Hussey Leads poundWISHES as CEO

Angel investor John Hussey takes on the role to lead poundWISHES into the future.

March 2016



Commences Preferred Stock Offering

poundWISHES raises a Preferred Stock round.

December 2016



poundWISHES Raises $1M on Behalf of our Animal Welfare Partners

poundWISHES surpasses the $1M mark in donations raised on behalf of our animal welfare partners.

April 2017



Hires New COO Natalise Kalea

poundWISHES hires creative entrepreneur and Stanford GSB grad Natalise Kalea to take on the role of COO and expand business model, lead marketing, and run operations.

May 2017

Gets a New Look

poundWISHES rebrands to reflect its authentic voice and messaging, expands to all animal welfare nonprofits, and prepares for big changes to come!

September 2017



Raised Convertible Debt Round

Raised Convertible Debt Round of $345k

October 2017



Hires Anand Shah as new CTO

poundWISHES hires new CTO to help lead platform expansion.

November 2017



Launches the Wishlist Registry MVP

We launched our MVP with five registries, sold out, and grew to 300 in just six weeks!

March 2018

Start Engine Equity Round Launches

poundWISHES launches Start Engine Equity Round to scale the registry function for the future --> from rescues/shelters to individuals-with-needs to new adopters!

In the Press

SHOW MORE

Meet Our Team



John J. Hussey

Chairman & Chief Executive Officer

CEO & Co-Founder, PoundWishes Inc. 2014-Present Dir. National Account Sales, FPRS 2001-Present NFL Referee (16 years) 2002-Present (Worked Super Bowl XLV in 2011)



Natalise Kalea

Chief Operating Officer

Background // Ops, Marketing, Design Degree // MBA, Stanford Chief Operating Officer at poundWISHES from April 2017-Present Past Experience // Neon Music, Director of Brand & Product 2016-2017 Social Tangerine, Marketing Director 2009-2016 Luxepics Films, Partner 2011-2014 Stars823 Records, Founder 2005-Present Throws sushi parties for her dog Bambi



Anand Shah

Chief Technology Officer

Background // Technology Degree // MS in CS, Rutgers Chief Technology Officer at poundWISHES from October 2017-Present Past Experience // Ignite Solutions, Founder 2009-Present Enfold, CTO 2015-Present Showmate.TV, Founder 2014-2015 Logical Design Solutions, CTO & VP 2001-2008 Inspired to adopt a Golden Retriever soon



Thomas Motter

Board Member

poundWISHES Board Member January 2016-Present Vice President, District Relationships at Peachjar February 2018-Present Director of Sales, Next Lesson August 2015-January 2018



Janice Hamlin

Board Member

poundWISHES Board Member June 2016-Present CEO, Marketing Immersion 2015-Present Tech Coast Angels, Executive 2016-Present Arch Angels, Member August 2015-Present

Offering Summary

Maximum of 53,500* Shares offered ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum of 5,000 Shares offered ($10,000)

Company	PoundWishes Inc.
Corporate Address	909 Electric Avenue #209 Seal Beach, CA 90740
Description of Business	poundWISHES is a b2b platform that enables and educates animal-focused organizations to create registry and fundraising campaigns, while allowing consumers & donors to purchase and give in a modern, transparent way. We are the ZOLA for animals.
Type of Security Offered	Common Stock Offering
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

PoundWishes Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3 Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video 1:

People who love animals can already go to poundwishes.com and donate to an animal's operation or medical care, but can now also buy a bed, food, vitamins, or even medicine for any animal who has a wishlist. It's like a baby registry, but for rescue animals.

Make a difference by purchasing a gift for a rescue animal.

poundWISHES... where you can make a sad story happy. www.poundwishes.com/wishlists

Video 2:

when McKenzie was a young girl she was diagnosed with leukemia it was an incredibly brutal time with endless doctor visits and hospital stays my wife and I tried to stay as positive as possible and the one thing that kept us going was hope but there were two things that kept Mackenzie going first was the make-a-wish Foundation told her that she could be a princess for a day at Disneyland and second was the promise of a puppy as soon as her immune system was strong enough we would take her to the local shelter and we would adopt a puppy was a long road but thankfully after two and a half years of chemo when I was five I went into remission and eventually I was well enough to go to the shelter I was so excited getting into the car with my dad but then we got there and I looked around and thought wow there are so many dogs here and I couldn't get over how sad and lonely they all were there was also a big area in the back that we couldn't go in an and my dad had to explain to me that we couldn't see them because they were sick the make-a-wish dogs I asked the ones like me I had to tell her there was no such thing as and make a wish for dogs and she said I was sick and I needed a wish someone needs to help all these dogs she was really passionate about it and over the years she became more and more determined so when she was we started Pat wishes one of our first cases was a dog named angel he was found on the streets of Ahaz in Puerto Rico and was really sick with mange Rojas is known as dead dog beach where people go to dump their dogs we couldn't let that happen angel so we raised enough money for a rescue to save him and help him recover we also helped champion in California champion was about to be euthanized by his breeder because his hind legs didn't work we were able to help him get an operation and a wheelchair so she can live up to his name today palm wishes has helped save thousands of animals by helping rescues raise money we've been able to fund things from leasing surgeries to crucial medication there are over 800 shelters and rescues on our platform and pound washes is now expanding to all other animal welfare nonprofits we have pilot groups that save animals by flying them to rescues we help organizations that train rescue dogs to become support animals for veterans we have a community of eight thousand members and growing who have donated to cases all across the US and soon all over the world on our platform you can live in New York and help a specific dog in South Carolina for instance you could be in California and help a rescue in Mississippi I got really lucky my wish came true punishes connects a whole community of animal lovers to rescues and shelters all over the world if you're already a part of the pound urges community we want to thank you if you want to join our family and find out how easy it is for you to help me invite you to connect animals often rescue us . now together we can rescue them.

Video 3 Text: Buy a wishlist product for a rescue animal on pound wishes and make a sad story happy.

We believe rescue dogs deserve to be happy, too. Pound Wishes. Give. Save. Love. Repeat. Pound Wishes where you can make a sad story happy. www.poundwishes.com/wishlist

03:56

you

English (auto-generated)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

A0768837

3754637

FILED
Secretary of State
State of California
APR 0 6 2015

RESTATED ARTICLES OF INCORPORATION

OF

POUNDWISHES INC.

The undersigned certify that:

1. They are the president and secretary of PoundWishes Inc., a California corporation.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

I

The name of this corporation is PoundWishes Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

IV

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

V

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Company is authorized to issue is 10,000,000 shares, 7,500,000 shares of which shall be Common Stock (the "***Common Stock***") and 2,500,000 shares of which shall be Preferred Stock (the "***Preferred Stock***").

B. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

C. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1. VOTING RIGHTS. Each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

2. LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Preferred Stock held by them, an amount per share of Preferred Stock equal to the original purchase price per share of Preferred Stock ("***Original Issue Price***") plus all declared and unpaid dividends on the Preferred Stock. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference set forth in this Section 2(a), then such assets (or consideration) shall be distributed among the holders of Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 2(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

3. ACQUISITION AND ASSET TRANSFER DEFINITIONS.

(a) In the event that the Company is a party to an Acquisition or Asset Transfer (defined below), then each holder of Preferred Stock shall be entitled to receive, for each share of Preferred Stock then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of: (i) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Section 2(a); and (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to Common Stock immediately prior to such Acquisition or Asset Transfer.

(b) An Acquisition or Asset Transfer shall constitute a Liquidation Event. For the purposes hereof: (i) "***Acquisition***" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided that, an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "***Asset Transfer***" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

4. CONVERSION RIGHTS.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into Common Stock (the "***Conversion Rights***"):

(a) *Optional Conversion.* Subject to and in compliance with the provisions of this Section 4, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Preferred Stock Conversion Rate then in effect (determined as provided in Section 4(b)) by the number of shares of Preferred Stock being converted by such holder.

(b) *Preferred Stock Conversion Rate.* The conversion rate in effect at any time for conversion of the Preferred Stock (the "***Preferred Stock Conversion Rate***") shall be the quotient obtained by dividing the Original Issue Price of the Preferred Stock by the "Preferred Stock Conversion Price," calculated as provided in Section 4(c).

(c) *Preferred Stock Conversion Price.* The conversion price for the Preferred Stock shall initially be the Original Issue Price of the Preferred Stock (the "***Preferred Stock Conversion Price***"). Such initial Preferred Stock Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Preferred Stock Conversion Price herein shall mean the Preferred Stock Conversion Price as so adjusted.

(d) *Mechanics of Conversion.* Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of

Preferred Stock being converted. The Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) *Adjustment for Stock Splits and Combinations*. If at any time or from time to time on or after the date that the first share of Preferred Stock is issued (the "***Original Issue Date***") the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Preferred Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Preferred Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) *Adjustment for Common Stock Dividends and Distributions*. If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Preferred Stock Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Preferred Stock Conversion Price shall be adjusted by multiplying the Preferred Stock Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Preferred Stock Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Stock Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Stock Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) *Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation*. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 4), in any such event each holder of Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) *Sale of Shares Below Preferred Stock Conversion Price*.

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 4(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 4(e), 4(f) or 4(g) above, for an Effective Price (as defined below) less than the then effective Preferred Stock Conversion Price (a "***Qualifying Dilutive Issuance***"), then and in each such case, the then existing Preferred Stock Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Preferred Stock Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Preferred Stock Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to the Preferred Stock Conversion Price in an amount less than one cent per share. Any adjustment required by this Section 4(h) shall be rounded to the nearest one cent ($0.01) per share. Any adjustment otherwise required by this Section 4(h) that is not required to be made due to the preceding two sentences shall be included in any subsequent adjustment to the Preferred Stock Conversion Price.

(iii) For the purpose of making any adjustment required under this Section 4(h), the aggregate consideration received by the Company for any issue or sale of securities (the "***Aggregate Consideration***") shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 4(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "***Convertible Securities***") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities, and if the Effective Price of such Additional Shares of Common Stock is less than the Preferred Stock Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(C) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of the Preferred Stock Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Preferred Stock Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Preferred Stock Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Preferred Stock.

(v) For the purpose of making any adjustment to the Conversion Price of the Preferred Stock required under this Section 4(h), "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(A) shares of Common Stock issued upon conversion of the Preferred Stock;

(B) shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board;

(C) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board;

(F) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that the issuance of shares therein has been approved by the Board; and

(G) shares with respect to which the holders of a majority of the outstanding shares of Preferred Stock, voting together as a separate class on an as-if-converted to Common Stock basis, have waived the anti-dilution rights provided for in this Section 4(h).

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h). The "***Effective Price***" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 4(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the "***First Dilutive Issuance***"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "***Subsequent Dilutive Issuance***"), then and in each such case upon a Subsequent Dilutive Issuance the Preferred Stock Conversion Price shall be reduced to the Preferred Stock Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(i) *Certificate of Adjustment.* In each case of an adjustment or readjustment of the Preferred Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if the Preferred Stock is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Preferred Stock Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) *Notices of Record Date.* Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Stock at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) *Automatic Conversion.*

(i) Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Stock Conversion Rate, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $15,000,000 (a "***Qualified IPO***"). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(k)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(l) *Fractional Shares*. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) *Reservation of Stock Issuable Upon Conversion*. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) *Notices*. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) *Payment of Taxes*. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5. NO REISSUANCE OF PREFERRED STOCK. No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

3. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 2,000,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: April 6, 2015

John J. Hussey, President

Curtis Taylor, Secretary

I hereby certify that the foregoing transcript of 11 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

APR 13 2015

Date: __________

ALEX PADILLA, Secretary of State